Exhibit 99.1

Steakholder Foods™ Gains Competitive Edge with First US Patent

The patent helps to secure the company’s technological leadership in the cultured meat industry

Rehovot, Israel, October 27, 2022 — Steakholder Foods Ltd. (Nasdaq: STKH), (formerly MeaTech 3D: MITC), an international deep-tech food company at the forefront of the cultured meat industry, today announced that it was granted a patent by the United States Patent and Trademark Office for systems and methods to apply external forces to muscle tissue that result in the development of high-quality complex structured meat.

This patent grant is a major boost to Steakholder Foods’ patent portfolio, following similar grants earlier this year in Australia and New Zealand.

One of the main challenges of producing structured meat from cultured cells is to enable the muscle tissue to mature with an enhanced fibrous texture that results in a mouthfeel with the right elasticity, density and taste to more closely emulate the characteristics of conventional meat.

Research has shown that while taste can be adjusted relatively easily, it is the texture of meat, which is a more complex undertaking, that drives consumer preference. This patent represents a breakthrough with regard to the methodology and technology being used to “exercise” muscle tissue to achieve a desired texture — similar to the natural muscle development that occurs when animals roam or graze.

The company’s ability to improve the texture of cultured tissue without having to resort to the use of hydrocolloids, a class of ingredients commonly used in the development of food structure, is a major advantage over its competitors.

Arik Kaufman, CEO of Steakholder Foods: “We are thrilled to have the first of our many patent applications granted in one of the largest potential markets for alternative meat in the world, while strengthening our global IP in such a short time. This achievement is a testament to the incredible talent, ingenuity and collaborative spirit of our engineering and biology teams.”

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and has recently expanded activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements
This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Steakholder Foods Press Contact:	Steakholder Foods Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040